[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

August 14, 2009

BY HAND AND EDGAR

Ms. Sonia G. Barros

Ms. Stacie D. Gorman

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:         Western Asset Mortgage Capital Corporation

Registration Statement on Form S-11 (File No. 333-159962)

Dear Ms. Barros and Ms. Gorman:

On behalf of Western Asset Mortgage Capital Corporation, a Delaware corporation (the “Company”), enclosed is a copy of Amendment No. 2 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Registration Statement on Form S-11 filed with the Commission on July 20, 2009.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of August 10, 2009 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Comments and each of the Company’s responses thereto. All references to page numbers and captions correspond to the page numbers in the preliminary prospectus included in the Registration Statement.

General Comments

1.                                      We note your response to comment 1 of our letter dated July 9, 2009.  In your response, you have provided sample disclosure regarding a program with a similar investment objective in the past five years.  You state that you should not have to include any of the disclosure required by Guide 5.  We note that Guide 5 is not limited to other programs with similar investment objectives.  Guide 5 applies to “all other programs, both public and nonpublic, that have invested primarily in real estate, regardless of the investment objectives of the programs.”  See section 8.A.I. of Guide 5.  Please provide the disclosure required by Item 8 and Appendix II of Guide 5, including the prior performance tables.  Also, please note that the narrative disclosure applies to the sponsor’s experience in the past 10 years.

In response to the Staff’s comment, we have included a new section in the prospectus entitled “Historical Performance of Our Manager’s Investments in Our Target Assets” beginning on page 130.  In addition, we have included prior performance tables in the prospectus relating to the private and mutual fund vehicles which invest primarily in real estate assets (collectively, the “real estate funds”) managed by Western Asset Management Company (“Western Asset”) to present the information in accordance with Tables I, II and III (the “Guide 5 Tables”) of Industry Guide 5 (“Guide 5”) in response to the Staff’s comment.  Specifically, beginning on page A-1, the Company has included separate tables for “Experience in Raising and Investing Funds,” “Compensation to Sponsor” and “Operating Results of Prior Programs.”

The Company appreciates the Staff’s comment, and has endeavored to conform the tables as closely as possible to the forms of the Guide 5 Tables.  However, the Company notes that certain of the line items were omitted from the revised tables because they are not applicable to the real estate funds. With respect to certain other line items, the Company has either (i) replaced such line items with analogous line items from the GAAP financial statements of the real estate funds or (ii) slightly modified the titles of such line items as necessary to conform them to the line items in the real estate funds’ GAAP financial statements or, as explained below, to appropriately reflect the operations conducted by the real estate funds.  Set forth below are the line items that were omitted from, replaced with or modified in the Company’s revised tables, and the reasons therefor.  All other line items from the Guide 5 Tables were included in the revised tables.

Table I.  Experience in Raising and Investing Funds

Guide 5 Line Item	Commentary

“Dollar Amount Offered”

Omitted—the real estate funds are commingled investment vehicles offered continuously either under private placement exemptions or as registered investment companies under the Investment Company Act of 1940, as amended. There is no initial amount offered in connection with any of the real estate funds.

“Acquisition costs: Prepaid items and fees related to purchase of property Cash down payment Acquisition fees Other (explain)”

Omitted—these line items have been omitted because they are not applicable to the real estate funds. Such line items relate to the costs applicable to the acquisition of real property, and the real estate funds do not hold any real property. The real estate funds are comprised of holdings of non-Agency RMBS, Agency RMBS, CMBS, and ABS as well as a variety of other securities.

“Total acquisition cost”	Omitted—this line item has been deleted because total acquisition cost is a term related to real property. As noted above, the real estate funds do not hold real property.

“Date Offering Began”	Modified—this line item has been replaced with “Date fund Commenced.”

“Length of Offering”	Omitted—as noted above, the real estate funds are offered continuously, so “Length of Offering” is not relevant.

“Months to invest 90% of amount available for investment”	Omitted—this line item has been omitted because of the continuous nature of the real estate funds.

Table II.  Compensation to Sponsor

Guide 5 Line Item	Commentary

“Date offering commenced”	Modified—this line item has been replaced with “Date fund commenced.”

“Underwriting fees Acquisition fees • real estate commissions • advisory fees • other (identify and quantify) Other”

Omitted—these sub-line items under “Amount paid to sponsor from proceeds of offering” were omitted because they are not applicable to the real estate funds.  Since the “Amount paid to sponsor from proceeds of offering” reflects that no such amounts were received, it was determined that these sub-line items were not applicable.

“Dollar amount of cash generated from operations before deducting payments to sponsor”	Modified—this line item has been changed to “Realized net investment income before deducting payments to sponsor” to more appropriately reflect the operations of the real estate funds.

“Property management fees Partnership management fees	Replaced—these sub-line items under “Amount paid to sponsor from operations”,

Reimbursements Leasing commissions Other (identify and quantity)”

which seem applicable generally to entities holding real property, were replaced with the following analogous line items in order to appropriately identify the amounts earned by our Manager and its affiliates from the operations of the real estate funds:

“Management Fees

  Reimbursements”

“Dollar amount of property sales and refinancing before deducting payments to sponsor

• cash

• notes

Amount paid to sponsor from property sales and refinancing:

Real estate commissions

Incentive fees

Other (identify and quantify)”

Omitted—these related line items and sub-line items were omitted because they are not applicable to the real estate funds.  Such line items relate to amounts received from real property sales and refinancing, and the real estate funds do not hold any real property.  As noted above, the real estate funds are comprised of holdings of non-Agency RMBS, Agency RMBS, CMBS, and ABS as well as a variety of other securities.

Table III.  Operating Results of Prior Programs

“Gross Revenues Profit on sale of properties Less: Operating expenses Interest expense Depreciation Net Income — GAAP Basis Taxable Income • from operations • from gain on sale”

Replaced—these line items were replaced with the following analogous line items adapted from the real estate funds’ financial statements in order to appropriately identify the operating results of the real estate funds.

The line items for the MBS Fund and the Structured Securities Portfolio have been changed to:

“Investment Income
Expenses

Interest expense

Management fee expense

Other Expenses

     Total Expenses

Other income (loss)

Net realized gain (loss) on investments

Net unrealized gain (loss) on investments

      Total other income

Net Income (loss)”

The line items for the Smash Fund have been changed to:

“Investment income

Expenses:

 Interest expense
 Management fee expense

 Other expenses

 Expense Reimbursements

          Total expenses

Other income (loss)

    Net realized gain (loss) on investments

    Net unrealized gain (loss) on investments

          Total other income
Net Income (loss)”

The line items for the LMP Government Securities Fund have been changed to:

“Investment income
Expenses
   Interest expense
   Management fee expense
   Management fee waiver
   Fees paid indirectly
   Other expenses
         Total expenses

Other income (loss)

     Net realized gain (loss) on investments

     Net unrealized gain (loss) on investments

         Total other income
Net Income (loss)”

“Cash generated from operations Cash generated from sales Cash generated from refinancing Cash generated from operations, sales and refinancing”

Modified—these line items have been modified and replaced with the following line items to better reflect the real estate funds’ operations and financial statements.

For the MBS Fund, the Structured Securities Portfolio and the Smash Fund, the line items have been changed as follows:

“Cash generated from (used in)

Operating Activities Subscriptions Financing Total Cash generated (used)”

For the LMP Government Securities Fund, these line items have been changed as follows:

“Cash generated from (used in)
Operating activities Subscriptions Reinvestment of distributions Net asset of shares issued in connection with merger Financing Total Cash generated (used)”

“Less: Cash distributions to investors • from operating cash flow • from sales and refinancing • from other”

Modified—these line items were modified to more appropriately reflect the operations of the real estate funds:

For the MBS Fund and the Structured Securities Portfolio, these line items have been modified as follows:

“Less:  Cash distributions to investors

Redemptions

Special Items”

For the Smash Fund, the line items have been modified as follows:

“Less:  Cash distributions to investors

Redemptions

Distributions to Shareholders
Special Items”

For the LMP Government Securities Fund, these line items have been modified as follows:

“Less:  Cash distributions to investors

Redemptions

Distributions to Shareholders

Return of Capital

Special Items”

“Cash generated (deficiency) after cash distributions”

“Less: Special items (not including sales and refinancing) (identify and quantify)”

“Cash generated (deficiency) after cash distributions and special items”

Modified—these line items were condensed into a single line item, “Cash generated (deficiency) after redemption and special items” to appropriately reflect the operations conducted by the real estate funds.

“Tax and Distribution Data Per $1000 Invested” and all subsequent line items

Omitted—the tax related line items were deleted because the line items related to taxation are not applicable to the real estate funds.   Data regarding distributions has been provided in the table previously.

In addition, we advise the Staff that none of the real estate funds have activities or operations required be disclosed in Tables IV, V or VI for the reasons set forth below. Table IV is only applicable if the sponsor has had programs that have completed operations in the most recent five years. The Company has advised us that Western Asset has not had any programs that have completed operations in the most recent five years. Tables V and VI are only applicable to programs with similar investment objectives that have disposed or acquired, respectively, properties in the most recent three years. The Company has advised us that no programs sponsored by Western Asset with similar investment objectives to the Company have disposed or acquired, respectively, properties in the most recent three years.  Instead, as noted above, the real estate funds invest primarily in non-real property real estate assets including non-Agency RMBS, Agency RMBS, CMBS and ABS, in addition to a variety of other security types.

2.                                      Please clearly identify Legg Mason, Inc. as your sponsor.

In response to the Staff’s comment, the disclosure has been revised on page 13 to indicate that Western Asset may be deemed to be the Company’s promoter in connection with the Company’s proposed initial public offering. Western Asset is a wholly-owned subsidiary of Legg Mason, Inc. (“Legg Mason”).  Although the Company’s initial $1,000 capital contribution was made by Legg Mason, Legg Mason has otherwise not had any involvement in the Company’s proposed initial public offering.  Western Asset operates as an autonomous investment management company and is held out to the public as a separate entity.  Western Asset has a revenue sharing arrangement with Legg Mason that allows Western Asset to retain a substantial percentage of its revenues.  In addition, Western Asset maintains functional informational barriers between it and Legg Mason, as well as other affiliated subsidiaries of Legg Mason.  Because of the existence and maintenance of these informational barriers, Western Asset does not attribute holdings in portfolios it manages to other Legg Mason affiliates.

The Company’s management agreement will be with Western Asset and the Company does not expect Legg Mason to provide services in connection with the management agreement.  All of the Company’s officers, other than the Company’s chief financial officer, who will be an employee of the Company, and two of the Company’s directors,

James W. Hirschmann III and James J. Flick, are employees of Western Asset.  The Company’s name is derived from Western Asset’s name and terms of the management agreement will include a licensing arrangement with respect to the Company’s name and use of the Western Asset logo. Upon the completion of the proposed initial public offering, Western Asset will continue to operate autonomously and independently from Legg Mason in providing services, including providing a management team, to the Company.

3.                                      We note your response to comment 4.  We note that you continue to use the acronyms TALF, PPIF, PPIP, and TARP in the forepart of the prospectus.  Please revise your disclosure to avoid the use of acronyms in the Summary of your prospectus in accordance with Rule 421(b) of Regulation C.

In response to the Staff comment, the prospectus has been revised to remove acronyms from the forepart of the prospectus.

4.                                      We note your response to comment 10 of our letter.  In response to our comment, you revised some of your disclosure to explain industry terms.  However, we note that you continue to use industry jargon at points.  For example only, please provide a better explanation for matrix pricing, top-down macroeconomic analysis, and HPA trends.  If you must include technical terms in the body of your prospectus that are understood only by industry experts, you must make every effort to concisely explain these terms where you first use them.  For example, please define the term haircut the first time that you use it.  In addition, please do not use technical terms or industry jargon in your explanation.

In response to the Staff’s comment, the disclosure on pages 30, 36, 70, 81, 86, 87 and 89 of the Registration Statement has been revised to eliminate or explain industry jargon.

Leverage, page 9

5.                                      Please revise your disclosure to clearly state that there are no limits on the maximum amount of leverage that you may use.

In response to the Staff’s comment, the Company has included a statement on pages 9, 35 and 91 that there are no limits on the maximum amount of leverage that the Company may use.

Business, page 75

Our Target Assets, page 78

6.                                      We note your response to comment 24 of our letter.  In this section, please revise your disclosure to clarify that you do not have a formal portfolio turnover policy and that you do not intend to adopt one.  Further, please revise your disclosure to clarify that you intend to hold most of your assets to maturity, and disclose the circumstances that would cause you to sell your assets prior to maturity.

The Company has clarified the disclosure on page 82 in response to the Staff’s comment.

Material U.S. Federal Income Tax Considerations, page 136

7.                                      We note your response to comment 28 of our letter.  Please confirm that you will revise your disclosure, prior to effectiveness, to reflect that you have received the opinion of Skadden, Arps, Slate, Meagher & Flom LLP rather than stating that you expect to receive the opinion.

We confirm that the disclosure will be revised prior to effectiveness to reflect that the Company has received the opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

8.                                      Clarify to why your accountant opined on the financial position of the company as of June 9, 2009 as oppose to June 30, 2009.

The amended Registration Statement includes the balance sheet for the end of the first interim period as of June 30, 2009 (unaudited) and the opening balance sheet of June 9, 2009.  The Company’s independent registered accounting firm opined on the June 9, 2009 opening balance sheet in their report dated June 12, 2009.

Note 2 — Formation of the Company and Initial Public Offering, page F-4

9.                                      We have read and considered your response to comment 29.  We will continue to monitor your filing for the inclusion of terms of the management agreement with Western Asset Management Company within your footnotes of the financial statements.

In response to the Staff’s comment, we again confirm that the footnotes to the financial statements will be updated to reflect the disclosure of and accounting for key provisions in the management agreement when the material terms and conditions are finalized, which will occur prior to the effectiveness of the Registration Statement.

Exhibits

10.                               We note your response to comment 31 of our letter.  Please note that incomplete exhibits may not be incorporated by reference.  Please refer to Instruction 1 to Item 601 of Regulation S-K.

The Company acknowledges that incomplete exhibits may not be incorporated by reference and will refile each such exhibit in final, executed form as an exhibit to the Company’s first Quarterly Report on Form 10-Q filed with the Commission following the consummation of the offering.

Draft Legal Opinion

11.                               We note that the legal opinion references the form of Amended and Restated Certificate of Incorporation and Amended and Restated By-laws.  In the exhibit list, however, you refer to the Certificate of Incorporation and Bylaws.  Please tell us why the legal opinion and exhibit index refer to different versions of the Charter and Bylaws or revise either the exhibit index or the legal opinion so that the references are consistent.

In response to Staff’s comment, the exhibit index has been revised to reflect that the Company’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws will be filed by amendment, in each case prior to the effectiveness of the Registration Statement.

* * * * *

Please contact the undersigned at (212) 735-3574 or Bethany M. Haynes at (212) 735-3868 should you require further information or have any questions.

Very truly yours,

/s/ David J. Goldschmidt, Esq.
David J. Goldschmidt, Esq.

cc:           Charles A. Ruys de Perez

Western Asset Mortgage Capital Corporation

c/o Western Asset Management Company

385 East Colorado Boulevard

Pasadena California 91101

Yolanda Crittendon, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Jay L. Bernstein, Esq.

Andrew S. Epstein, Esq.

Clifford Chance US LLP

31 West 52 Street

New York, New York 10019